

MINUTES OF
THE ANNUAL GENERAL MEETING
OF EQUINOR ASA
12 MAY 2026

The annual general meeting of Equinor ASA was held on 12 May 2026 in Equinor Business Center, Forusbeen 50, 4035 Stavanger and via Lumi AGM for digital attendance.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company's auditor attended. Company secretary Alexander Terjesen recorded the minutes of the meeting.

The agenda was as follows:

1. **Opening of the annual general meeting by the chair of the corporate assembly**
Nils Morten Huseby, chair of the corporate assembly, opened the meeting.

2. **Registration of represented shareholders and proxies**
Overview of shareholders represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy, is attached in Appendix 1 to these minutes.

3. **Election of chair for the meeting**
The general meeting adopted the following resolution:

"Nils Morten Huseby, chair of the corporate assembly, is elected chair of the meeting."

4. **Approval of the notice and the agenda**
The general meeting adopted the following resolution:

"The notice and proposed agenda are approved."

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**
The general meeting adopted the following resolution:

"Margrete Øvrebø and May-Kirsti Enger are elected to co-sign the minutes together with the chair of the meeting."

6. **Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2025, including the board of directors' proposal for distribution of fourth quarter 2025 dividend**
The chair of the meeting informed the general meeting that the annual report and accounts and the auditor's report have been made available on the company's website.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The annual accounts and the annual report for 2025 for Equinor ASA and the Equinor group are approved, including group contributions from Equinor ASA to subsidiaries as described in the annual accounts. A fourth quarter 2025 dividend of USD 0.39 per share is approved to be distributed."

www.equinor.com



7. **Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2025**

    In accordance with the proposal from the board, the general meeting adopted the following resolution:

    "The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2025, cf. the Norwegian Public Limited Liability Companies Act Section 8-2, second paragraph.

    The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity, cf. Section 8-1 fourth paragraph cf. Section 3-4 of the Norwegian Public Limited Liability Companies Act.

    The authorisation is valid until the next annual general meeting, but no later than 30 June 2027."

8. **Proposal from shareholders that Equinor shall disclose a strategy for creating shareholder value under scenarios of declining demand for oil and gas**

    Shareholders Follow This, West Yorkshire Pension Fund, Mercy Investment Services and Ofi Invest Asset Management had proposed that the company should disclose a strategy for creating shareholder value under scenarios of declining demand for oil and gas.

    The shareholders' proposal was not adopted.

9. **Proposal from shareholder that Equinor shall report to shareholders on the financial and geopolitical risks associated with the company's activities in the Barents Sea**

    Shareholder WWF had proposed that the company should report to shareholders on the financial and geopolitical risks associated with the company's activities in the Barents Sea.

    The shareholder's proposal was not adopted.

10. **Proposal from shareholder that Equinor shall set goals and implement measures that support a safe future**

    Shareholder Föreningen Greenpeace Norden had proposed that Equinor should set goals and implement measures that support a safe future.

    The shareholder's proposal was not adopted.

11. **Proposal from shareholder that Equinor shall split into one company for oil and gas and one for renewable energy**

    Shareholder Knut Jonas Espedal had proposed that the company should split into one company for oil and gas and one for renewable energy.

    The shareholder's proposal was not adopted.

12. **Proposal from shareholder that Equinor shall invest in upgrades of Ukraine's energy system**

    Shareholder Guttorm Grundt had proposed that the company should invest in upgrades of Ukraine's energy system.

    The shareholder's proposal was not adopted.

13. **Proposal from shareholders that Equinor shall divest its international fossil business**

    Shareholders Gro Nylander and Even Bakke had proposed that the company should divest its international fossil business.

    The shareholders' proposal was not adopted.



14. **Proposal from shareholder that Equinor shall bolster and execute its Energy Plan for a green transition and familiarise itself with the health impacts of climate change**
Shareholder Gro Nylander had proposed that the company should bolster and execute its Energy Plan for a green transition and familiarise itself with the health impacts of climate change.

The shareholder's proposal was not adopted.

15. **The board of directors' report on Corporate Governance**
Jon Erik Reinhardsen, chair of the board of directors, presented the board's report on Corporate Governance.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting endorses the board of directors' report on Corporate Governance for 2025."

16. **The board of directors' report for salary and other remuneration for leading personnel**
Jon Erik Reinhardsen, chair of the board of directors, presented the board's report for salary and other remuneration for leading personnel.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting endorses the board of directors' 2025 Remuneration report."

17. **Approval of remuneration for the company's external auditor for 2025**
The general meeting adopted the following resolution:

"Remuneration to the auditor for 2025 of NOK 53,876,577 for Equinor ASA is approved."

18. **Election of members to the corporate assembly**
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"The following persons are elected as members of Equinor ASA's corporate assembly effective as of 13 May 2026 and until the annual general meeting in 2028:

1. Nils Morten Huseby (nominated as chair for the corporate assembly's election) (re-election)
2. Finn Kinserdal (nominated as deputy chair for the corporate assembly's election) (previous member)
3. Kari Skeidsvoll Moe (re-election)
4. Kjerstin Fyllingen (re-election)
5. Kjerstin Rasmussen Braathen (re-election)
6. Mari Rege (re-election)
7. Trond Straume (re-election)
8. Martin Wien Fjell (re-election)
9. Liv B. Ulriksen (re-election)
10. Berit L. Henriksen (re-election)
11. Per Axel Koch (previous deputy member)
12. Kari Ekelund Thørud (new election)

The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as of 13 May 2026 and until the annual general meeting in 2028:

1st deputy member: Cathrine Kristiseter Marti (re-election)
2nd deputy member: Bjørn Tore Markussen (re-election)
3rd deputy member: Elisabeth Maråk Støle (re-election)
4th deputy member: Ingrid Due-Gundersen (new election)"



19. **Determination of remuneration for the corporate assembly members**
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the corporate assembly is adjusted effective from 13 May 2026 as follows:

	From	*To*
Chair	*NOK 160,000/annually*	*NOK 167,200/annually*
Deputy chair	*NOK 84,300/annually*	*NOK 88,100/annually*
Members	*NOK 59,200/annually*	*NOK 61,900/annually*
Deputy members	*NOK 8,530/meeting*	*NOK 8,900/meeting"*

20. **Election of members to the nomination committee**
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"The following persons are elected as members of Equinor ASA's nomination committee effective as of 13 May 2026 and until the annual general meeting in 2028:

1. Nils Morten Huseby, chair (re-election)
2. Berit L. Henriksen (re-election)
3. Karl C. W. Mathisen (re-election)
4. Jan Tore Føsund (re-election)"

21. **Determination of remuneration for the nomination committee members**
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

"The remuneration to the nomination committee is adjusted effective from 13 May 2026 as follows:

	From	*To*
Chair	*NOK 15,900/meeting*	*NOK 16,620/meeting*
Members	*NOK 11,800/meeting*	*NOK 12,330/meeting"*

22. **Authorisation to acquire Equinor shares in the market to continue operation of the company's share-based incentive plans**
In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 38,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group's share-based incentive plans, including the long-term incentive plan, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

The authorisation is valid until 30 June 2027. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company's share-based incentive plans for employees granted by the annual general meeting on 14 May 2025."

www.equinor.com



23. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"As part of the implementation of the company's share buy-back programme, the company's share capital will be reduced by NOK 415,146,180.00 from NOK 6,392,018,780.00 to NOK 5,976,872,600.00. Of the total capital reduction amount:

(i)   NOK 136,998,240.00 will be used to cancel 54,799,296 own shares, and
(ii)   NOK 278,147,940.00 will be used to redeem and cancel 111,259,176 shares owned by the Norwegian State through the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK 28,126,969,317.79, with a deduction for fourth quarter 2025 dividend of USD 0.39 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company's Articles of Association will be amended to read as follows:
"The share capital of the company is NOK 5,976,872,600.00 divided into 2,390,749,040 shares of NOK 2.50 each.""

24. Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a total nominal value of up to NOK 195,000,000.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

This authorisation is valid until the next annual general meeting, but no later than 30 June 2027."

25. Marketing instruction

In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The annual general meeting approves that adjustments can be made to the Marketing Instruction for Equinor ASA, adopted by the annual general meeting on 25 May 2001, to reflect market developments and changing ways of marketing and selling petroleum. This includes adjustments to the pricing and allocation principles. This is to contribute to the overarching goal of the Marketing Instruction, which is to achieve the highest possible total value for Equinor's petroleum and the state's petroleum and ensure rightful distribution of that value creation. Any adjustments to the Marketing Instruction will be made by the Norwegian State through the Ministry of Trade, Industry and Fisheries."

* * * * *

www.equinor.com



There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 12 May 2026

[Signed]   [Signed]   [Signed]
Nils Morten Huseby   Margrete Øvrebø   May-Kirsti Enger

Appendix 1: Overview of shares represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy,

Appendix 2: The voting results for the individual items.

www.equinor.com

Vedlegg 1 / Appendix 1: Registrerte deltakere / Attendees represented

Totalt representert /Attendance Summary Report
Equinor ASA
Generalforsamling / AGM
12 May 2026

Antall personer deltakende i møtet /Registered Attendees:	**50**
Totalt stemmeberettiget aksjer representert/ Total Votes Represented:	**2 155 433 682**
Totalt antall kontoer representert /Total Accounts Represented:	**12 688**
Totalt stemmeberettiget aksjer /Total Voting Capital:	**2 491 944 324**
% Totalt representert stemmeberettiget /% Total Voting Capital Represented:	**86,50 %**
Totalt antall utstede aksjer / Total Capital:	**2 556 807 512**
% Totalt representert av aksjekapitalen / % Total Capital Represented:	**84,30 %**
Selskapets egne aksjer / Company Own Shares:	**64 863 188**

Sub Total:	**36**	**2 155 433 682**

Kapasitet / Capacity	Registrerte Deltakere / Registered Attendees	Registrerte Stemmer / Registered Votes	Kontoer / Accounts
Aksjonær / Shareholder (web)	18	1 713 095 356	18
Fullmektig / 3rd Party Proxy (web)	1	17	1
Gjest / Guest (web)	14	0	0
Styrets Leder med fullmakt / COB with proxy	1	239 660	231
Styrets leder med instruksjoner / COB with instruc	1	19 028	21
Forhåndsstemmer / Advance votes	1	442 079 621	12 417

[sign.]
Freddy André Hermansen
DNB Bank ASA
DNB Carnegie Issuer Services

Vedlegg / Appendix 2: Stemmeoversikt / Voting overview

Equinor ASA GENERALFORSAMLING / AGM 12 mai 2026

Som registreringsansvarlig for avstemmingen på generalforsamlingen for aksjonærene
i selskapet avholdt den 12 mai 2026, BEKREFTES HERVED at resultatet av avstemmingen
er korrekt angitt som følger:-

/

As scrutineer appointed for the purpose of the Poll taken at the General Meeting of the Members of the Company held
on 12 mai 2026, I HEREBY CERTIFY that the result of the Poll is correctly set out as follows:-

Totalt antall stemmeberettigede aksjer / Issued voting shares: 2 491 944 324

	STEMMER / VOTES FOR	%	STEMMER / VOTES MOT	%	STEMMER / VOTES AVSTÅR	STEMMER TOTALT / VOTES TOTAL	% AV STEMME-BERETTIG KAPITAL AVGITT STEMME / % ISSUED VOTING SHARES VOTED	IKKE AVGITT STEMME I MØTET / NO VOTES IN MEETING
3	2 154 953 058	100,00	42 974	0,00	434 736	2 155 430 768	86,50 %	2 914
4	2 154 941 647	100,00	41 369	0,00	450 666	2 155 433 682	86,50 %	0
5	2 154 947 599	100,00	55 091	0,00	434 215	2 155 436 905	86,50 %	0
6	2 139 925 809	99,36	13 878 002	0,64	1 626 312	2 155 430 123	86,50 %	3 559
7	2 154 982 542	100,00	27 282	0,00	422 800	2 155 432 624	86,50 %	1 058
8	93 666 980	4,36	2 056 250 972	95,64	5 515 630	2 155 433 582	86,50 %	100
9	40 087 195	1,87	2 100 713 035	98,13	14 633 452	2 155 433 682	86,50 %	0
10	66 875 863	3,12	2 078 306 587	96,88	10 251 232	2 155 433 682	86,50 %	0
11	5 685 685	0,26	2 147 652 714	99,74	2 095 283	2 155 433 682	86,50 %	0
12	2 766 886	0,13	2 150 615 006	99,87	2 051 790	2 155 433 682	86,50 %	0
13	3 562 109	0,17	2 149 901 975	99,83	1 969 598	2 155 433 682	86,50 %	0
14	18 669 606	0,87	2 133 755 783	99,13	3 008 293	2 155 433 682	86,50 %	0
15	2 154 678 469	99,99	243 984	0,01	507 734	2 155 430 187	86,50 %	3 495
16	1 930 802 843	90,37	205 828 605	9,63	18 802 198	2 155 433 646	86,50 %	36
17	2 154 045 084	99,96	919 007	0,04	469 555	2 155 433 646	86,50 %	36
18,1	2 153 049 554	99,93	1 541 948	0,07	842 144	2 155 433 646	86,50 %	36
18,2	2 153 847 715	99,95	1 083 040	0,05	502 884	2 155 433 639	86,50 %	43
18,3	2 153 954 509	99,96	967 921	0,04	511 209	2 155 433 639	86,50 %	43
18,4	2 153 958 509	99,96	965 339	0,04	509 791	2 155 433 639	86,50 %	43
18,5	2 154 001 224	99,96	927 652	0,04	504 301	2 155 433 177	86,50 %	505
18,6	2 153 984 042	99,96	937 743	0,04	511 854	2 155 433 639	86,50 %	43
18,7	2 153 969 608	99,96	949 614	0,04	514 417	2 155 433 639	86,50 %	43
18,8	2 153 989 484	99,96	928 475	0,04	515 680	2 155 433 639	86,50 %	43
18,9	2 154 003 652	99,96	917 564	0,04	512 423	2 155 433 639	86,50 %	43
18,10	2 154 004 531	99,96	924 869	0,04	504 239	2 155 433 639	86,50 %	43
18,11	2 153 933 803	99,95	992 917	0,05	506 919	2 155 433 639	86,50 %	43
18,12	2 153 977 718	99,96	938 079	0,04	517 842	2 155 433 639	86,50 %	43
18,13	2 153 975 122	99,96	934 570	0,04	520 014	2 155 429 706	86,50 %	3 976
18,14	2 153 952 536	99,96	959 236	0,04	517 934	2 155 429 706	86,50 %	3 976
18,15	2 153 982 730	99,96	932 306	0,04	514 670	2 155 429 706	86,50 %	3 976
18,16	2 154 630 081	99,99	286 173	0,01	513 452	2 155 429 706	86,50 %	3 976
19	2 154 740 105	99,99	158 009	0,01	531 599	2 155 429 713	86,50 %	3 969
20,1	2 152 055 799	99,87	2 857 583	0,13	516 331	2 155 429 713	86,50 %	3 969
20,2	2 152 507 023	99,89	2 429 519	0,11	493 164	2 155 429 706	86,50 %	3 976
20,3	2 152 458 420	99,89	2 470 738	0,11	500 548	2 155 429 706	86,50 %	3 976
20,4	2 152 439 429	99,88	2 497 381	0,12	492 896	2 155 429 706	86,50 %	3 976
21	2 154 707 935	99,99	176 656	0,01	545 122	2 155 429 713	86,50 %	3 969
22	2 021 586 408	93,82	133 059 246	6,18	784 059	2 155 429 713	86,50 %	3 969
23	2 154 689 759	99,99	303 125	0,01	433 370	2 155 426 254	86,50 %	7 428
24	2 148 873 195	99,73	5 806 076	0,27	750 442	2 155 429 713	86,50 %	3 969
25	2 076 641 011	96,82	68 204 353	3,18	10 580 759	2 155 426 123	86,50 %	7 559

[Sign.]
Freddy André Hermansen
DNB Bank ASA
DNB Carnegie Issuer Services